Direct: 414-287-9258

dconnoll@gklaw.com

March 17, 2022

Mr. David Plattner Division of Corporation Finance Office of Mergers and Acquisition U. S. Securities and Exchange Commission Washington, D.C. 20549

RE:	Kohl’s Corporation PREC14A filed by Kohl’s Corporation Filed March 7, 2022 File No. 001-11084

Dear Mr. Plattner :

We, together with Latham & Watkins LLP, are counsel to Kohl’s Corporation (“Kohl’s”) and have received your letter dated March 14, 2022 addressed to Chris Drewry regarding the above-referenced filing for Kohl’s.  Our responses to your comments are provided below.  We have repeated your comment in full and our response is noted directly below the quoted comment.

Questions and Answers About the Meeting and Voting, page 16

1.         We note the statement on page 16 that “your completed proxy gives authority to Jason Kelroy and Elizabeth McCright to vote your shares on such matters at their discretion.” Related disclosure appears on page 17. However, the form of proxy does not appear to grant discretionary authority. Please advise or revise.

Response: The form of proxy has been revised to grant the proxies discretionary authority.

2.         Please disclose here that the record date has been set as March 7, 2022. Please also do so on page 21.

Response: The March 7, 2022 record date has been disclosed on pages 16 and 21.

Security Ownership of Certain Beneficial Owners, Directors and Management, page 85

Mr. David Plattner
March 17, 2022

3.         Please note that disclosure in this section must be fully current, and please ensure the accuracy of ownership calculations.

Response: The security ownership in this section has been updated as of March 16, 2022.

Information Regarding Ownership of the Company’s Securities by Participants, page 91

4.         Please note that disclosure in this section must be fully current.

Response: The security ownership in this section has been updated as of March 16, 2022.

General

5.         Please fill in the blanks in the proxy statement. Information that is subject to change may be bracketed to indicate it is preliminary.

Response: All of the blanks in the proxy statement have been filled in.

Should you have any questions or need further information regarding our response, please do not hesitate to contact Chris Drewry at (312) 777-7122 or Christopher.Drewry@lw.com or me at the number or email address above.

Very truly yours, Godfrey & Kahn, S.C. /s/ Dennis F. Connolly Dennis F. Connolly

DFC:sb